CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS
BRUSSELS
LONDON
MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

NKFURT
LOGNE
ROME
MILAN
HONG KONG
TOKYO

05010872

File No. 82-2337

August 19, 2005

SUPPL

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of I.E.M., S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's consolidated quarterly report for the second quarter of 2005.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Andrea M. Basham

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2005

CONSOLIDATED



**CONSOLIDATED FINANCIAL STATEMENT**
**AT JUNE 30 OF 2005 AND 2004**
**( Thousands of Pesos )**

Final Printing

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | AMOUNT | % | AMOUNT | % |
| 1 | **TOTAL ASSETS** | 654,826 | 100 | 670,537 | 100 |
| 2 | **CURRENT ASSETS** | 332,982 | 51 | 344,179 | 51 |
| 3 | CASH AND SHORT - TERM INVESTMENTS | 3,078 | 0 | 7,217 | 1 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE ( NET ) | 113,736 | 17 | 117,942 | 18 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 22,217 | 3 | 28,353 | 4 |
| 6 | INVENTORIES | 193,951 | 30 | 190,667 | 28 |
| 7 | OTHERS CURRENT ASSETS | 0 | 0 | 0 | 0 |
| 8 | **LONG TERM** | 0 | 0 | 0 | 0 |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE ( NET ) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON - CONSOLIDATED | 0 | 0 | 0 | 0 |
| 11 | OTHER | 0 | 0 | 0 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | 312,473 | 48 | 317,603 | 47 |
| 13 | PROPERTY | 414,791 | 63 | 414,837 | 62 |
| 14 | MACHINERY AND INDUSTRIAL | 416,063 | 64 | 435,575 | 65 |
| 15 | OTHER EQUIPMENT | 38,788 | 6 | 40,598 | 6 |
| 16 | ACCUMULATED DEPRECIATION | 626,923 | 96 | 630,842 | 94 |
| 17 | CONSTRUCTION IN PROGRESS | 69,754 | 11 | 57,435 | 9 |
| 18 | **DEFERRED ASSETS ( NET )** | 9,371 | 1 | 8,755 | 1 |
| 19 | **OTHERS ASSETS** | 0 | 0 | 0 | 0 |
| 20 | **TOTAL LIABILITIES** | 347,645 | 100 | 323,678 | 100 |
| 21 | **CURRENT LIABILITIES** | 282,164 | 81 | 244,500 | 76 |
| 22 | SUPPLIERS | 22,644 | 7 | 18,474 | 6 |
| 23 | BANK LOANS | 0 | 0 | 0 | 0 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 54,686 | 16 | 43,891 | 14 |
| 26 | OTHER CURRENT LIABILITIES | 204,834 | 59 | 182,135 | 56 |
| 27 | **LONG - TERM LIABILITIES** | 0 | 0 | 0 | 0 |
| 28 | BANK LOANS | 0 | 0 | 0 | 0 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | 49,818 | 14 | 79,178 | 24 |
| 32 | OTHER LIABILITIES | 15,663 | 5 | 0 | 0 |
| 33 | **CONSOLIDATED STOCK HOLDER'S EQUITY** | 307,181 | 100 | 346,859 | 100 |
| 34 | **MINORITY INTEREST** | 471 | | 284 | |
| 35 | **MAJORITY INTEREST** | 306,710 | 100 | 346,575 | 100 |
| 36 | **CONTRIBUTED CAPITAL** | 644,628 | 210 | 644,628 | 186 |
| 37 | PAID - IN - CAPITAL STOCK ( NOMINAL ) | 15,688 | 5 | 15,688 | 5 |
| 38 | RESTATEMENT OF PAID - IN CAPITAL STOCK | 628,940 | 205 | 628,940 | 181 |
| 39 | PREMIUM ON SALES OF SHARES | 0 | 0 | 0 | 0 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE ( DECREASE )** | (337,918) | (110) | (298,053) | (86) |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 327,674 | 107 | 374,959 | 108 |
| 43 | REPURCHASE FUND OF SHARES | 0 | 0 | 0 | 0 |
| 44 | EXCESS ( SHORTFALL ) IN RESTATEMENT OF HOLDER'S EQUITY | (638,865) | (208) | (647,056) | (187) |
| 45 | NET INCOME FOR THE YEAR | (26,727) | (9) | (25,956) | (7) |

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**CONSOLIDATED FINANCIAL STATEMENT**
**BREAKDOWN OF MAIN CONCEPTS**
**( Thousands of Pesos )**

Final Printing

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | AMOUNT | % | AMOUNT | % |
| **3** | **CASH AND SHORT - TERM INVESTMENTS** | **3,078** | **100** | **7,217** | **100** |
| 46 | CASH | 3,023 | 98 | 3,006 | 42 |
| 47 | SHORT - TERM | 55 | 2 | 4,211 | 58 |
| **18** | **DEFERRED ASSETS ( NET )** | **9,371** | **100** | **8,755** | **100** |
| 48 | AMORTIZED OR REDEEMED | 3,311 | 35 | 8,755 | 100 |
| 49 | GOODWILL | 0 | 0 | 0 | 0 |
| 50 | DEFERRED TAXES | 6,060 | 65 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| **21** | **CURRENT LIABILITIES** | **282,164** | **100** | **244,500** | **100** |
| 52 | FOREIGN CURRENCY | 6,947 | 2 | 9,553 | 4 |
| 53 | MEXICAN PESOS LIABILITIES | 275,217 | 98 | 234,947 | 96 |
| **24** | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 54 | COMMERCIAL PAPER | 0 | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 0 | 0 | 0 | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **204,834** | **100** | **182,135** | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 73,539 | 36 | 94,815 | 52 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 131,295 | 64 | 87,320 | 48 |
| **27** | **LONG - TERM LIABILITIES** | **0** | **100** | **0** | **100** |
| 59 | FOREIGN CURRENCY | 0 | 0 | 0 | 0 |
| 60 | MEXICAN PESOS | 0 | 0 | 0 | 0 |
| **29** | **STOCK MARKET LOANS** | **0** | **100** | **0** | **100** |
| 61 | BONDS | 0 | 0 | 0 | 0 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| **30** | **OTHER LOANS** | **0** | **100** | **0** | **100** |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| **31** | **DEFERRED LOANS** | **49,818** | **100** | **79,178** | **100** |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 49,818 | 100 | 79,178 | 100 |
| 67 | OTHERS | 0 | 0 | 0 | 0 |
| **32** | **OTHER LIABILITIES** | **15,663** | **100** | **0** | **100** |
| 68 | RESERVES | 0 | 0 | 0 | 0 |
| 69 | OTHERS LIABILITIES | 15,663 | 100 | 0 | 0 |
| **44** | **EXCESS ( SHORTFALL ) IN RESTATEMENT OF STOCK HOLDER'S EQUITY** | **(638,865)** | **100** | **(647,056)** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY | 0 | 0 | 0 | 0 |
| 71 | INCOME FROM NON MONETARY POSITION | (638,865) | (100) | (647,056) | (100) |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**

**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**CONSOLIDATED FINANCIAL STATEMENT**
**OTHER CONCEPTS**
**( Thousands of Pesos )**

Final Printing

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 50,818 | 99,679 |
| 73 | PENSIONS FUND AND SENIORITY | 72,849 | 62,686 |
| 74 | EXECUTIVES ( ** ) | 11 | 12 |
| 75 | EMPLOYERS ( ** ) | 165 | 171 |
| 76 | WORKERS ( ** ) | 594 | 667 |
| 77 | CIRCULATION SHARES | 32,415,713 | 32,415,713 |
| 78 | REPURCHASED SHARES | --- | --- |

(**) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**

**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**STATEMENT OF INCOME QUARTERLY**
**FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004**
**( Thousands of Pesos )**

Final Printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | AMOUNT | % | AMOUNT | % |
| **1** | **NET SALES** | **206,258** | **100** | **149,009** | **100** |
| 2 | COST OF SALES | 218,202 | 106 | 166,043 | 111 |
| **3** | **GROSS INCOME** | **(11,944)** | **(6)** | **(17,034)** | **(11)** |
| 4 | OPERATING | 21,517 | 10 | 21,214 | 14 |
| **5** | **OPERATING INCOME** | **(33,461)** | **(16)** | **(38,248)** | **(26)** |
| 6 | TOTAL FINANCING | 6,914 | 3 | 2,965 | 2 |
| **7** | **INCOME AFTER FINANCING COST** | **(40,375)** | **(20)** | **(41,213)** | **(28)** |
| 8 | OTHER FINANCIAL OPERATIONS | 3,917 | 2 | 253 | 0 |
| **9** | **INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING** | **(44,292)** | **(21)** | **(41,466)** | **(28)** |
| 10 | RESERVE FOR TAXES AND WORKER'S SHARING | (15,747) | (8) | (12,087) | (8) |
| **11** | **NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING** | **(28,545)** | **(14)** | **(29,379)** | **(20)** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES NON - CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION** | **(28,545)** | **(14)** | **(29,379)** | **(20)** |
| 14 | INCOME OF DISCONTINUOUS, NET | (1,818) | (1) | (3,423) | (2) |
| **15** | ***CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS*** | **(26,727)** | **(13)** | **(25,956)** | **(17)** |
| 16 | EXTRAORDINARY ITEMS EXPENSES | 0 | 0 | 0 | 0 |
| **17** | **NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLE** | **0** | **0** | **0** | **0** |
| 18 | NET CONSOLIDATED INCOME | (26,727) | (13) | (25,956) | (17) |
| **19** | **NET INCOME OF MINORITY INTEREST** | | | | |
| 20 | NET INCOME OF MAJORITY INTEREST | (26,727) | (13) | (25,956) | (17) |

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**

**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**STATEMENT OF INCOME QUARTERLY**
**BREAKDOWN OF MAIN CONCEPTS**
**( Thousands of Pesos )**

Final Printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | AMOUNT | % | AMOUNT | % |
| **1** | **NET SALES** | **206,258** | **100** | **149,009** | **100** |
| 21 | DOMESTIC | 198,788 | 96 | 149,009 | 100 |
| 22 | FOREIGN | 7,470 | 4 | 0 | 0 |
| 23 | TRANSLATED INTO DOLLARS (***) | | | 0 | 0 |
| **6** | **TOTAL FINANCING COST** | **6,914** | **100** | **2,965** | **100** |
| 24 | INTEREST PAID | 6,519 | 94 | 2,119 | 71 |
| 25 | EXCHANGE LOSSES | 8,483 | 123 | 3,453 | 116 |
| 26 | INTEREST EARNED | (130) | (2) | 254 | 9 |
| 27 | EXCHANGE PROFITS | 7,887 | 114 | 2,383 | 80 |
| 28 | GAIN DUE TO MONETARY | (331) | (5) | 30 | 1 |
| 42 | LOST IN RESTATED OF UDI'S | 0 | 0 | 0 | 0 |
| 43 | EARNED IN RESTATED OF UDI'S | 0 | 0 | 0 | 0 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **3,917** | **100** | **253** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) | 3,917 | 100 | 253 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE SHORT - TERM | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKER'S PROFIT SHARING** | **(15,747)** | **100** | **(12,087)** | **100** |
| 32 | INCOME TAX | 4,575 | 29 | 1,303 | 11 |
| 33 | DEFERRED INCOME TAX | (15,272) | (97) | (12,688) | (105) |
| 34 | WORKER'S PROFIT SHARING | 1,349 | 9 | 0 | 0 |
| 35 | DEFERRED WORKER'S PROFIT | (6,399) | (41) | (702) | (6) |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**CONSOLIDATED FINANCIAL STATEMENT**
**OTHER CONCEPTS**
**( Thousands of Pesos )**

Final Printing

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 214,425 | 195,502 |
| 37 | NET INCOME OF THE FISCAL YEAR | 15,241 | (22,385) |
| 38 | NET SALES ( *** ) | 630,482 | 613,492 |
| 39 | OPERATION INCOME ( *** ) | (13,444) | 3,875 |
| 40 | NET INCOME OF MAJORITY ( *** ) | (23,252) | (14,989) |
| 41 | NET CONSOLIDATED INCOME | (23,227) | (14,989) |

( *** ) CONSIDERATION THE LAST TWELVE MONTHS

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**

**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**STATEMENT OF INCOME QUARTERLY**
**FROM APRIL THE 1st TO JUNE 30 OF 2005 AND 2004**
**( Thousands of Pesos )**

Final Printing

| REF RT | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR AMOUNT | % | QUARTER OF PREVIOUS FINANCIAL YEAR AMOUNT | % |
|---|---|---|---|---|---|
| **1** | **NET SALES** | **92,840** | **100** | **103,932** | **100** |
| 2 | COST OF SALES | 102,133 | 110 | 106,507 | 102 |
| **3** | **GROSS INCOME** | **(9,293)** | **(10)** | **(2,575)** | **(2)** |
| 4 | OPERATING | 10,116 | 11 | 12,145 | 12 |
| **5** | **OPERATING INCOME** | **(19,409)** | **(21)** | **(14,720)** | **(14)** |
| 6 | TOTAL FINANCING | 5,078 | 5 | 2,145 | 2 |
| **7** | **INCOME AFTER FINANCING COST** | **(24,487)** | **(26)** | **(16,865)** | **(16)** |
| 8 | OTHER FINANCIAL OPERATIONS | 108 | 0 | 54 | 0 |
| **9** | **INCOME BEFORE TAXES AND WORKER'S PROFIT SHARING** | **(24,595)** | **(26)** | **(16,919)** | **(16)** |
| 10 | RESERVE FOR TAXES AND WORKER'S SHARING | (11,791) | (13) | (4,419) | (4) |
| **11** | **NET INCOME AFTER TAXES AND WORKER'S PROFIT SHARING** | **(12,804)** | **(14)** | **(12,500)** | **(12)** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES NON - CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION** | **(12,804)** | **(14)** | **(12,500)** | **(12)** |
| 14 | INCOME OF DISCONTINUOUS, NET | (70) | 0 | (1,672) | (2) |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **(12,734)** | **(14)** | **(10,828)** | **(10)** |
| 16 | EXTRAORDINARY ITEMS EXPENSES | 0 | 0 | 0 | 0 |
| **17** | **NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLE** | **0** | **0** | **0** | **0** |
| 18 | NET CONSOLIDATED INCOME | (12,734) | (14) | (10,828) | (10) |
| **19** | **NET INCOME OF MINORITY INTEREST** | | | | |
| 20 | NET INCOME OF MAJORITY INTEREST | (12,734) | (14) | (10,828) | (10) |

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**STATEMENT OF INCOME QUARTERLY**
**BREAKDOWN OF MAIN CONCEPTS**
**FROM APRIL THE 1st TO JUNE 30 OF 2005 AND 2004**
**( Thousands of Pesos )**

Final Printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | AMOUNT | % | AMOUNT | % |
| **1** | **NET SALES** | **92,840** | **100** | **103,932** | **100** |
| 21 | DOMESTIC | 92,843 | 100 | 103,932 | 100 |
| 22 | FOREIGN | (3) | 0 | 0 | 0 |
| 23 | TRANSLATED INTO DOLLARS (***) | 0 | 0 | 0 | 0 |
| **6** | **TOTAL FINANCING COST** | **5,078** | **100** | **2,145** | **100** |
| 24 | INTEREST PAID | 3,836 | 76 | 1,038 | 48 |
| 25 | EXCHANGE LOSSES | 4,500 | 89 | 2,487 | 116 |
| 26 | INTEREST EARNED | (178) | (4) | 77 | 4 |
| 27 | EXCHANGE PROFITS | 3,299 | 65 | 1,252 | 58 |
| 28 | GAIN DUE TO MONETARY | (137) | (3) | (51) | (2) |
| 42 | LOST IN RESTATED OF UDI'S | 0 | 0 | 0 | 0 |
| 43 | EARNED IN RESTATED OF UDI'S | 0 | 0 | 0 | 0 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **108** | **100** | **54** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) | 108 | 100 | 54 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE SHORT - TERM | 0 | 0 | 0 | 0 |
| **10** | **RESERVE FOR TAXES AND WORKER'S PROFIT SHARING** | **(11,791)** | **100** | **(4,419)** | **100** |
| 32 | INCOME TAX | 3,344 | 28 | 662 | 15 |
| 33 | DEFERRED INCOME TAX | (10,252) | (87) | (5,081) | (115) |
| 34 | WORKER'S PROFIT SHARING | 1,349 | 11 | 0 | 0 |
| 35 | DEFERRED WORKER'S PROFIT | (6,232) | (53) | 0 | 0 |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**

**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**CONSOLIDATED FINANCIAL STATEMENT**
**FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004**
**( Thousands of Pesos )**

Final Printing

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR AMOUNT | QUARTER OF PREVIOUS FINANCIAL YEAR AMOUNT |
|---|---|---|---|
| 1 | **CONSOLIDATED NET INCOME** | **(26,727)** | **(25,956)** |
| 2 | + ( - ) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH | (18,754) | 11,685 |
| 3 | **CASH FLOW FROM NET INCOME OF THE YEAR** | **(45,481)** | **(14,271)** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | 73,843 | (13,290) |
| 5 | **CASH GENERATED ( USED ) IN OPERATING ACTIVITIES** | **28,362** | **(27,561)** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | (21,852) | 0 |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **0** | **0** |
| 8 | CASH FLOW GENERATED ( USED ) BY FINANCING | (21,852) | 0 |
| 9 | **CASH FLOW GENERATED ( USED ) IN INVESTMENT ACTIVITIES** | **(10,649)** | **23,359** |
| 10 | NET INCREASE ( DECREASE ) IN CASH AND INVESTMENTS | (4,139) | (4,202) |
| 11 | **CASH AND SHORT - TERM INVESTMENTS AT BEGINNING OF PERIOD** | **7,217** | **11,419** |
| 12 | CASH AND SHORT - TERM INVESTMENTS AT ENDINNING OF PERIOD | 3,078 | 7,217 |

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**

**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**CONSOLIDATED FINANCIAL STATEMENTS**
**BREAKDOWN OF MAIN CONCEPTS**
**( Thousands of Pesos )**

Final Printing

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR AMOUNT | QUARTER OF PREVIOUS FINANCIAL YEAR AMOUNT |
|---|---|---|---|
| 2 | **+ ( - ) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | (18,754) | 11,685 |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 10,101 | 11,685 |
| 14 | + ( - ) NET INCREASE ( DECREASE ) IN PENSIONS AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + ( - ) NET LOSS ( PROFIT ) IN MONEY | 596 | 0 |
| 16 | + ( - ) NET LOSS ( PROFIT ) IN ASSETS AND ACTULIZATION | 331 | 0 |
| 17 | + ( - ) OTHERS ITEMS | (29,782) | 0 |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | 73,843 | (13,290) |
| 18 | + ( - ) DECREASE ( INCREASE ) IN ACCOUNT | 116,609 | 34,733 |
| 19 | + ( - ) DECREASE ( INCREASE ) IN INVENTORIES | (40,452) | 25,264 |
| 20 | + ( - ) DECREASE ( INCREASE ) IN OTHER RECEIVABLE | (1,931) | (23,775) |
| 21 | + ( - ) DECREASE ( INCREASE ) IN SUPPLIER | (58,765) | (17,566) |
| 22 | + ( - ) DECREASE ( INCREASE ) IN OTHER LIABILITIES | 58,382 | (31,946) |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | (21,852) | 0 |
| 23 | + SHORT - TERM BANK AND STOCK MARKET | 0 | 0 |
| 24 | + LONG - TERM BANK AND STOCK MARKET | 0 | 0 |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 0 | 0 |
| 27 | ( - ) BANK FINANCING | 0 | 0 |
| 28 | ( - ) STOCK MARKET | 0 | 0 |
| 29 | ( - ) OTHER FINANCING | (21,852) | 0 |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | 0 | 0 |
| 30 | + ( - ) INCREASE ( DECREASE ) IN CAPITAL | 0 | 0 |
| 31 | ( - ) DIVIDENS PAID | 0 | 0 |
| 32 | + PREMIUM ON SALE OF SHARES | 0 | 0 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL | 0 | 0 |
| 9 | **CASH FLOW GENERATED ( UTILIZED ) IN INVESTMENTS ACTIVITIES** | (10,649) | 23,359 |
| 34 | + ( - ) DECREASE ( INCREASE ) IN SOTCK OF A PERMANENT NATURE | 0 | 0 |
| 35 | ( - ) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (10,649) | 14,418 |
| 36 | ( - ) INCREASE IN CONTRUCTIONS IN PROCESS | 0 | 8,941 |
| 37 | + SALE OF OTHER PERMANENT | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED | 0 | 0 |
| 39 | + ( - ) OTHER ITEMS | 0 | 0 |

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

## RATIOS
## CONSOLIDATED

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | **YIELD** | | |
| 1 | NET INCOME TO NET SALES | (12.96) % | (17.42) % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | (7.58) % | (4.32) % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | (3.55) % | (2.24) % |
| 4 | CASH DIVIDENS TO PREVIOUS YEAR NET INCOME | 0.00 % | 0.00 % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | (1.24) % | (0.12) % |
| | **ACTIVITY** | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.96 times | 0.91 times |
| 7 | NET SALES TO FIXED ASSETS (**) | 2.02 times | 1.93 times |
| 8 | INVENTORIES TOTATION (**) | 3.17 times | 2.87 times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 86 days | 124 days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 0 % | 0 % |
| | **LEVERAGE** | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 53.09 % | 48.27 % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 1.13 times | 0.93 times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 2.00 % | 2.95 % |
| 14 | LONG TERM LIABILITIES TO FIXED ASSETS | 0 % | 0 % |
| 15 | OPERATING INCOME TO INTEREST PAID | (5.13) times | (18.05) times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 1.81 times | 1.90 times |
| | **LIQUIDITY** | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.18 times | 1.41 times |
| 18 | CURRENT ASSETS LES INVENTORY TO LIABILITIES | 0.49 times | 0.63 times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.96 times | 1.06 times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 1.09 % | 2.95 % |
| | **CASH FLOW** | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | (22.05) % | (9.58) % |
| 22 | CASH FLOW FROM CHANGES IN WORKING TO NET SALES | 35.80 % | (8.92) % |
| 23 | CASH GENERATED (USED) IN OPERATIONG INTEREST PAID | 4.35 times | (13.01) times |
| 24 | EXTERNAL FINANCING TO CASH (USED) IN FINANCING | 100.00 % | 0.00 % |
| 25 | INTERNAL FINANCING TO CASH GENERATED IN FINANCING | 0.00 % | 0.00 % |
| 26 | ADQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 100.00 % | 61.72 % |

(**) INTHESE RATIOS FOR TE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

# MEXICAN STOCK EXCHANGE
## SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

**CONSOLIDATED**

**CONSOLIDATED FINANCIAL STATEMENTS**
**BREAKDOWN OF MAIN CONCEPTS**
**( Thousands of Pesos )**

Final Printing

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR AMOUNT | QUARTER OF PREVIOUS FINANCIAL YEAR AMOUNT |
|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE ( ** ) | (0.72) | (0.44) |
| 2 | BASIC PROFIT PER PREFERENT SHARE ( ** ) | $ 0.00 | $ 0.00 |
| 3 | DILUTED PROFIT PER ORDINARY SHARE ( ** ) | $ 0.00 | $ 0.00 |
| 4 | CONTINIOUS OPERATING PROFITS PER COMMON SHARE UOCPA ( ** ) | $ 0.00 | $ 0.00 |
| 5 | EFFECT OF DISCONTINIOUS OPERATIONS ON UOCPA ( ** ) | $ 0.00 | $ 0.00 |
| 6 | EFFECT OF EXTRAORDINARY RESULTS ON UOCPA ( ** ) | $ 0.00 | $ 0.00 |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON UOCPA ( ** ) | $ 0.00 | $ 0.00 |
| 8 | CARRYING VALUE PER SHARE | $ 9.46 | $ 10.69 |
| 9 | CASH DIVIDEN ACUMULATED PER SHARE | $ 0.00 shares | $ 0.00 shares |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 times | 0.00 times |
| 11 | MARKET PRICE TO CARRYING VALUE | 0.00 times | 0.00 times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE ( ** ) | 0.00 times | 0.00 times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE ( ** ) | 0.00 times | 0.00 times |

( ** ) CONSIDERATION LAST THE TWELVE MONTHS

## REPORT FROM THE DIRECTOR GENERAL (1)

(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

**ANNEX 1**

**CONSOLIDATED**

**Final Print**

SALES AS OF JUNE 2005 WERE 206.3 MILLION PESOS, MEANING A REAL TERM ANNUAL INCREASE OF 38.4%, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS PRODUCTION LINE.

AS OF JUNE 2005, OPERATING LOSS WAS 33.4 MILLION PESOS WHICH REPRESENTS 16.2% OF SALES. THE LOSS FOR YEAR 2004 WAS 38.2 MILLION PESOS WHICH REPRESENTED 25.6% OF SALES.

THE FINANCING INTEGRAL COST WAS 6.9 MILLION PESOS AS OF JUNE 2005, WHICH, COMPARED WITH 2.9 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF JUNE 2005, MEANT A 137.9% INCREASE IN REAL TERMS, MAINLY CAUSED BY THE MAJOR NECESSITIES OF FINANCING.

THE NET LOSS AS OF JUNE 2005 WAS TO 26.7 MILLION PESOS, FOR THE SAME PERIOD OF 2004 NET LOSS WAS 25.9 MILLION PESOS OF 2005.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

DISCONTINUOUS OPERATIONS

1. IN SEPTEMBER 2004 THE PROTECTION'S EQUIPMENT WAS SHUT DOWN.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO (MEXICAN GAAP), WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO VALUE SOME TEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS AND MAKE THE REVELATION REQUIRED IN THESE CONSOLIDATED FINANCIAL STATEMENTS. ALTHOUGH THESE ESTIMATES AND ASSUMPTIONS ARE BASED ON MANAGEMENT'S BEST KNOWLEDGE OF CURRENT EVENTS, ACTUAL RESULTS MAY DIFFER. THE SIGNIFICANT ACCOUNTING POLICIES OF THE COMPANY ARE FOLLOWS:

B.- **CASH AND CASH EQUIVALENTS** – THE CASH EQUIVALENTS ARE ALL TEMPORARY INVESTMENTS WHICH HAVE MATURITY UP TO THREE MONTHS FROM THEIR STARTING DATE AND THEY ARE RECORDED AT THEIR COST PLUS INTEREST ACCRUED.

C.- **INVENTORY AND COST OF SALES.-** INVENTORY IS STATED AT THE LOWER OF REPLACEMENT COST OR NET REALIZABLE VALUE. COST OF SALES IS STATED AT THE REPLACEMENT COST AT THE SELLING DATE.

D.- **PROPERTY, MACHINERY AND EQUIPMENT.-** PROPERTY, MACHINERY AND EQUIPMENT ARE RECORDED AT ACQUISITION COST AND RESTATED USING THE NCPI FACTORS. THE ACQUISITION COST FOREIGN FIXED ASSETS IS RESTATED USING THE INFLATION RATE OF THE COUNTRY OF ORIGIN AND TRANSLATED INTO MEXICAN PESOS AT THE MARKET EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. DEPRECIATION IS CALCULATED USING THE STRAIGHT LINE METHOD BASED ON THE REMAINING USEFUL LIFE OF THE RELATED ASSETS AND ESTIMATED SALVAGE VALUE.

E. **STOCKHOLDERS INVESTMENTS** - THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

F. **( PROFIT ) LOSS DUE TO MONETARY POSITION** – THE LOSS DUE TO MONETARY POSITION, WHICH REPRESENTS THE EROSION IN PURCHASING POWER DUE TO INFLATION, SHOULD BE CALCULATED BY APPLYING FACTORS DERIVED FROM THE *INPC* TO THE MONTHLY NET MONETARY POSITION. THE LOSS IS ORIGINATED DUE TO THE KEEPING A NET ACTIVE MONETARY POSITION.

G. **FOREING EXCHANGE TRANSACTIONS** – TRANSACTIONS IN FOREIGN EXCHANGE ARE REGISTERED AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF TRANSACTION. THE ASSETS AND LIABILITIES STATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS. THE FLUCTUATIONS IN CURRENCY EXCHANGE ARE REGISTERED IN THE ANNUAL RESULTS.

H. **LABOR OBLIGATIONS UPON RETIREMENT**.- LIABILITIES DUE TO SENIORITY BONUSES FOR ALL PERSONNEL AS WELL AS PENSIONS FOR NON-UNION PERSONNEL, ARE REGISTERED UPON BEING ACCRUED, AND ARE CALCULATED BY INDEPENDENT ACCOUNTANTS WITH BASIS ON THE INTEREST RATE. THEREFORE, ALL LIABILITY IS BEING RECOGNIZED, SUCH AS IS ESTIMATED AT PRESENT VALUE, WHICH WILL COVER THE OBLIGATIONS RESULTING FROM THESE BENEFITS AT THE ESTIMATED DATE OF RETIREMENT OF ALL OF THE EMPLOYEES WORKING AT THE COMPANY. INDEMNIZATIONS ARE APPLIED TO THE RESULTS WHEN THE DECISION TO PAY THEM HAS BEEN TAKEN.

I. **INTEGRAL LOSS**. – THE INTEGRAL LOSS PRESENTED IN THE ENCLOSED CAPITAL VARIATION STATEMENTS, IS THE RESULT OF THE ACCOUNTING CAPITAL AMENDMENTS DURING THE FISCAL YEAR ON ACCOUNT OF ITEMS WHICH DO NOT REPRESENT DISTRIBUTIONS OR MOVEMENTS OF THE CONTRIBUTED CAPITAL; IT IS INTEGRATED BY THE CONSOLITATED NET PROFIT (LOSS) OF THE YEAR, PLUS OTHER ENTRIES REPRESENTING ANY PROFIT OR LOSS DURING THAT SAME FISCAL YEAR, WHICH, ACCORDING TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO, ARE PRESENTED DIRECTLY IN THE ACCOUNTING CAPITAL, WITHOUT AFFECTING THE STATEMENT OF RESULTS.

J. **REVENUE RECOGNITION.-** REVENUES ARE RECOGNIZED IN THE PERIOD IN WHICH THE RISKS AND REWARDS OF OWNERSHIP OF INVENTORIES ARE TRANSFERRED TO CUSTOMERS, WHICH GENERALLY COINCIDES WITH THE SHIPMENT OF PRODUCTS TO CUSTOMERS IN SATISFACTION OF ORDERS, THEN SUCH CUSTOMERS ASSUME THE RESPONSIBILITY OF THOSE. REVENUES FOR SERVICES ARE RECOGNIZED IN THE PERIOD IN WHICH SUCH SERVICES ARE RENDERED. REVENUES FOR CONSTRUCTION AND BUILDING PROGRAMS ARE RECOGNIZED CONCURRENTLY WITH THE PROGRESS OF THOSE.

K.**DETERIORATION OF LONG TERM ASSETS** – THE COMPANY REVIEWS THE BOOK VALUE OF LONG TERM ASSETS BEING USED, UPON THE APPEARANCE OF ANY SIGN OF DETERIORATION WHICH MIGHT INDICATE THAT THE BOOK VALUE OF THESE ASSETS COULD NO LONGER BE RECOVERABLE, TAKING INTO ACCOUNT THE GREATER OF THE PRESENT VALUES OF THE NET CASH FLOW OF FUTURE ASSETS, OR THE NET SALES PRICE IN THE EVENT OF ITS EVENTUAL DISPOSAL, THE DETERIORATION IS REGISTERED TAKING INTO ACCOUNT THE AMOUT OF ITS BOOK VALUE WHICH EXCEEDS THE GREATER VALUE OF THE AFOREMENTIONED VALUES. THE SIGNS OF DETERIORATION WHICH ARE TAKEN INTO ACCOUNT FOR THIS PURPOSE, ARE, AMONG OTHERS, LOSSES IN OPERATION OR NEGATIVE CASH FLOWS DURING THE FISCAL YEAR, WHENEVER THEY ARE COMBINED WITH A HISTORY OR PROJECTION OF LOSSES, DEPRECIATIONS AND AMORTIZATIONS CHARGED TO THE RESULTS, WHICH IN TERMS OF PERCENTAGE IN CONNECTION WITH INCOME, WOULD BE SUBSTANTIALLY HIGHER TO THOSE OF PREVIOUS YEARS, AS A RESULT OF BECOMING OBSOLETE, A REDUCTION IN DEMAND OF THE PRODUCTS BEING MANUFACTURED, COMPETITION AND OTHER ECONOMIC AND LEGAL FACTORS.

BUSINESS CONCENTRATION - AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

3. STOCK EXCHANGE CREDITS.

THERE ARE NO STOCK EXCHANGE CREDITS AS OF 30 JUNE, 2005.

4. CONTINGENT LIABILITY.

THE COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL AND SENIORITY PREMIUM PLANS FOR ALL ITS PESONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS. THE RELATED LIABILITY AND ANNUAL BENEFITS COST ARE CALCULATED BY AN INDEPENDENT ACTUARY IN CONFORMITY WITH THE BASES DEFINED IN THE PLANS, USING THE PROJECTED UNIT CREDIT METHOD.

PRESENT VALUE OF THIS LIABILITIES AND RATES USED ON CALCULATIONS ARE:

| | THOUSANDS OF MEXICAN PESOS |
|---|---|
| LIABILITIES FOR CURRENT BENEFITS | $ (76,911) |
| ASSETS OF PLAN | 72,849 |
| FUND BALANCE | (4,062) |
| ADJUSTMENT OF EXPERIENCE, VARIANCES IN ASSUMPTIONS AND AMEDMENT OF PENDION FUND | 3,327 |
| TRANSITION ASSETS OR LIABILITIES | 551 |
| ( LIABILITIES ) NET PROJECTED | (184) |

**COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)**



5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

| | 2005 | | 2004 | |
|---|---|---|---|---|
| CAPITAL STOCK | 15,688 | | 15,688 | |
| RESTATEMENT | 628,940 | 644,628 | 628,940 | 644,628 |
| LEGAL RESERVE | 3,138 | | 3,138 | |
| RESTATEMENT | 31,023 | 34,161 | 31,023 | 34,161 |
| PROFIT IN PREVIOUS YEARS | 206,976 | | 229,338 | |
| RESTATEMENT | 86,537 | 293,513 | 111,460 | 340,798 |
| PROFIT OF THE YEAR | (26,609) | | (24,731) | |
| RESTATEMENT | (118) | (26,727) | (1,225) | (25,956) |
| INSUFFICIENCY IN RESTATEMENT OF CAPITAL | | (638,865) | | (647,056) |
| | | 306,710 | | 346,575 |

6. RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 30 JUNE, 2005.

7. INTEGRAL FINANCING COST.
INTERESTS PAID AND FLUCTUATIONS ON FOREIGN EXCHANGE RATES ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

8. INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT SHARING.- PROVISIONS FOR INCOME TAX ("ISR") AND EMPLOYEE STATUTORY PROFIT SHARING ("PTU"), ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED AND THE DEFERRED ISR TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES PLUS ANY FUTURES BENEFITS FROM TAX LOSS CARRY FORWARDS. DEFERRED ASSET ISR IS REGISTERED ONLY WHEN IT IS VERY LIKELY TO BE RECOVERED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN ACCOUNTING AND TAXABLE INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE, IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

**COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)**



THE TAX ON ASSETS PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED WITH DEFERRED INCOME TAX IN THE BALANCE SHEET.

THE COMPANY IS SUBJECT TO INCOME TAX (ISR) AND TAX ON ASSETS (IMPAC). ISR IS COMPUTED TAKING IN CONSIDERATION THE TAXABLE AND DEDUCTIBLE EFFECTS OF INFLATION, SUCH AS DEPRECIATION CALCULATED ON RESTATED ASSET VALUES AND THE DEDUCTION OF PURCHASES IN PLACE OF COST OF SALES WHICH PERMIT THE DEDUCTION OF CURRENT COSTS AND TAXABLE INCOME IS INCREASED OR REDUCED BY THE EFFECTS OF INFLATION ON CERTAIN MONETARY ASSETS AND LIABILITIES THROUGH THE ANNUAL ADJUSTMENT INFLATION, WHICH IS SIMILAR TO MONETARY POSITION GAIN OR LOSS. THE ISR RATE WAS 30% IN 2005 AND 33% IN 2004. IMPAC IS CALCULATED AT AN ANNUAL RATE OF 1.8% ON THE NET AVERAGE OF THE MAJORITY OF THE RESTATED ASSETS ( CURRENT VALUES ) AND CERTAIN LIABILITIES, AND THE TAX IS PAID ONLY TO THE EXTENT THAT IT EXCEEDS ISR OF THE YEAR. IF IN ANY YEAR IMPAC EXCEEDS ISR, THE IMPAC PAYMENT FOR SUCH EXCESS MAY BE REDUCED BY THE AMOUNT BY WHICH ISR EXCEEDED IMPAC IN THE TEN SUBSEQUENT YEARS.

ON DECEMBER 1$^{ST}$, 2004 THE AMENDMENTS TO THE ISR (INCOME TAX) AND IMPAC LAWS WERE PUBLISHED, EFFECTIVE AS FROM 2005, THE MAIN ONES BEING A) TO REDUCE THE ISR RATE TO 30% FOR YEAR 2005, TO 29% BY 2006 AND 28% FROM 2007 ON; B) FOR ISR PURPOSES THE COST OF SALES WILL BE DEDUCTED, INSTEAD OF THE ACQUISITION OF INVENTORIES; C) IN 2005, SET ACCORDING TO THE TAX RULES, IT WILL BE POSSIBLE TO CHOOSE TO ACCRUE THE INVENTORIES WITHIN A PERIOD FROM 4 TO 12 YEARS AS OF DECEMBER 31ST 2004; WHENEVER CHOOSING TO ACCRUE INVENTORIES, THE BALANCE OF SUCH INVENTORIES HAS TO REDUCE WITH THE NON DEDUCTED BALANCE OF THE INVENTORIES OF RULE 106 AND THE TAX LOSSES TO BE PAID OFF, AND IT WILL BE POSSIBLE TO DEDUCT THE INVENTORIES SALES COST AS IT IS TRANSFERRED; D) AS FROM 2006 THE PARTICIPATION PAID TO THE WORKERS FOR PROFIT-SHARING SHALL BE FULLY DEDUCTIBLE E) THE LIABILITIES WITH BANKING AND WITH FOREIGNERS IS INCLUDED FOR THE ASSESSMENT OF TAXES BASE FOR THE IMPAC.

FOR DETERMINING THE DEFERRED ISR AS OF JUNE 30$^{TH}$ 2004, THE COMPANY APPLIED THE SEVERAL RATES THAT WILL BE IN PLACE AS FROM 2005 OVER THE TEMPORARY DIFFERENCES, ACCORDINGLY WITH AN ESTIMATED DATE OF REINVESTMENT. ADDITIONALLY, ACCORDING WITH FISCAL DISPOSITIONS SO WILL BE IN VIGOR BEGINNINGS 2005, THE MANAGEMENT OF THE COMPANY DECIDED THAT THE FISCAL INVENTORY TO DECEMBER 31, 2004 BY AN AMOUNT OF $179,592 WILL BE ACCRUED WITHIN A PERIOD OF 8 YEARS STARTING THE FISCAL YEAR OF 2005, CALCULATED IN BASE OF THE INVENTORY TURNOVER, DIFFERING THE INITIAL EFFECT DUE TO THE NEW DISPOSITION WHICH NOT PERMIT DEDUCT THE ACQUISITIONS OF INVENTORIES. THE RESULT OF THE APPLICATION OF SEVERAL RATES IS SHOWED IN THE PREVIOUS TABLE UNDER THE ITEM EFFECT IN DEFERRED ISR BY RATE CUT .

AS OF 30 JUNE, 2005, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS:

| | |
|---|---|
| INVENTORIES | $ (118,085) |
| REAL ESTATE, PLANT AND EQUIPMENT – NET | (137,683) |
| ADVANCES TO CUSTOMERS | 67,019 |
| RESERVES AND OTHERS | (40,814) |
| FISCAL LOSS FOR THE PERIOD | |
| RULE 106 | 69,733 |
| | (159,830) |
| INCOME TAX RATE | 30% |
| DEFERRED INCOME TAX PAYABLE | (47,949) |
| DEFERRED PROFIT SHARING PAYABLE | (4,400) |
| DIFERENTIAL RATES EFECT | 2,531 |
| TOTAL DEFERRED TAXES PAYABLE | $ (49,818) |

9. EXTRAORDINARY ENTRIES.

THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 30 JUNE, 2005.

10. DISCONTINUED OPERATIONS

IN SEPTEMBER OF 2004 THE PROTECTION'S EQUIPMENT WAS SHUT DOWN. DUE TO THE REASON BEFORE MENTIONED THESE ITEMS ARE NOT PART OF THE ORDINARY OPERATIONS OF THE COMPANY, THEY ARE RECORD AS AN DISCONTINUE OPERATION IN THE BALANCE AND THE INCOME STATEMENT

11. EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.
THERE HAS BEEN NONE, AS OF 30 JUNE, 2005.

12. NET MONTHLY INCOME (HISTORICAL AND CURRENT)

| MONTLY | NAI | NMI | INDEX | INDEX | NMIC |
|---|---|---|---|---|---|
| JANUARY 05 | (7,204) | (7,204) | 113.7310 | 112.554 | (7,279) |
| FEBRUARY | (12,162) | (4,958) | 113.7310 | 112.929 | (4,993) |
| MARCH | (15,180) | (3,018) | 113.7310 | 113.438 | (3,026) |
| APRIL | (18,427) | (3,247) | 113.7310 | 113.842 | (3,244) |
| MAY | (20,533) | (2,106) | 113.7310 | 113.556 | (2,109) |
| JUNE | (26,609) | (6,076) | 113.7310 | 113.731 | (6,076) |
| JULY 04 | (26,343) | (1,612) | 113.7310 | 109.022 | (1,682) |
| AUGUST | (21,874) | 4,469 | 113.7310 | 109.695 | 4,633 |
| SEPTEMBER | (19,706) | 2,168 | 113.7310 | 110.602 | 2,229 |
| OCTOBER | (11,704) | 8,002 | 113.7310 | 111.368 | 8,172 |
| NOVEMBER | (10,252) | 1,452 | 113.7310 | 112.318 | 1,470 |
| DECEMBER | (21,457) | (11,205) | 113.7310 | 112.550 | (11,323) |

NEW ACCOUNTING PRONOUNCEMENT

IN JANUARY 2004, THE IMCP (MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS) ISSUED A NEW BULLETIN D-3 " LABOR RELATED OBLIGATIONS", IN WHICH THE TOPIC OF INCIDENTAL PAYMENTS WAS DELETED, AFFECTING THE RESULTS OF THE FISCAL YEAR WHEN PAYMENT HAS BEEN DECIDED UPON, TO INCLUDE IN ITS PLACE THE "REMUNERATIONS AT THE END OF THE WORKING RELATION" THAT ARE DEFINED AS THE REMUNERATIONS PAID TO THE WORKERS WHEN THEY PUT AN END TO THEIR WORKING RELATION BEFORE THEY REACH THE AGE TO RETIRE, THUS THE ASSESSMENT AND REVELATION RULES REQUIRED FOR PENSIONS AND SENIORITY MUST BE FOLLOWED.

THIS PROVISION ENTERS INTO EFFECT AS FROM JANUARY 1ST 2005 AND THE OPTION OF RECOGNIZING IMMEDIATELY THE RESULTS OF THE FISCAL YEAR WHAT RESULTS FROM THE TRANSITION OF ASSETS AND LIABILITIES OR ITS AMORTIZATION IN ACCORDANCE WITH THE AVERAGE OF THE WORKERS' REMAINING WORKING LIFE. THE COMPANY HAS NOT CONCLUDED THE ASSESSMENT OF THE EFFECTS OF THIS NEW RULE.

IN APRIL 2004, THE IMCP ISSUED BULLETIN C-10 "DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING OPERATIONS" (C-10) OF COMPULSORY APPLICATION FOR FINANCIAL STATEMENTS THAT START ON JANUARY 1ST 2005, EVEN THOUGH THEIR EARLY APPLICATION IS ADVISED. IN GENERAL TERMS THE C-10 ESTABLISHES THAT IN THE COVERAGE OF REASONABLE VALUE, THE FLUCTUATION IN THE REASONABLE VALUE, SO MUCH DERIVED FROM THE OPEN RISK POSITION, MUST BE RECOGNIZED IN THE RESULTS OF THE PERIOD IN WHICH IT OCCURS, WHILE THE CASH FLOW HEDGES, THE EFFECTIVE PART OF THE FLUCTUATIONS OF REASONABLE VALUE MUST BE RECOGNIZED IN THE INTEGRAL PROFIT ACCOUNT WITHIN THE NET WORTH, AND THE INEFFECTIVE PART MUST BE RECOGNIZED IN THE FISCAL YEAR RESULTS.

REGARDING THE DERIVATIVES FINANCIAL INSTRUMENTS, THE FEATURES THAT MUST BE MET IN ORDER TO BE CONSIDERED AS SUCH ARE ESTABLISHED AND THE DEFINITION OF THE TERMINOLOGY IS IMPROVED AND SUPPLEMENTED. PROVISIONS REGARDING THE ELEMENTS THAT PARTICIPATE IN THE HEDGING OPERATIONS ARE INCORPORATED, INCLUDING THE OFFICIAL DOCUMENTS PRIOR TO THE ONSET OF THE HEDGING AND THE COVERAGE'S EFFICIENCY MEASUREMENT, AMONG OTHERS, CLASSIFIES COVERAGE INTO THREE TYPES: A) OF REASONABLE VALUE, B) CASH FLOW AND C) FOREIGN CURRENCY, AND PROVIDES THE SPECIFIC RULES, FOR EACH TYPE OF HEDGING, FOR ITS ASSESSMENT, RECOGNITION, PRESENTATION AND DISCLOSURE. THE COMPANY'S MANAGEMENT DEEMS THAT NO MATERIAL EFFECT SHALL ARISE FROM THE ADOPTION OF THIS ACCOUNTING PRINCIPLE IN ITS FINANCIAL SITUATION.

ON APRIL 2004, THE IMCP (MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS) ISSUED THE DOCUMENT OF ADJUSTMENTS TO BULLETIN C-2 ("C-2") OF COMPULSORY APPLICATION FOR THE FINANCIAL STATEMENTS BEGINNING ON JANUARY 1ST , 2005 EVEN THOUGH ITS EARLY APPLICATION IS ADVISED. C-2 ESTABLISHED MAINLY THE FLUCTUATION IN THE REASONABLE VALUE OF THE FINANCIAL INSTRUMENTS CLASSIFIED AS AVAILABLE FOR THEIR SALE, IT MUST BE RECOGNIZED IN THE INTEGRAL PROFIT AND BE RECLASSIFIED TO THE RESULTS OF THE PERIOD AT THE MOMENT OF THE SALE OF SUCH INSTRUMENTS.; INCORPORATES THE FEASIBILITY OF EXECUTING TRANSFERS AMONG

SOME OF THE CATEGORIES IN WHICH THE FINANCIAL INSTRUMENTS ARE CLASSIFIED, AS LONG AS THE CONDITIONS AND RULES FOR ITS ACCOUNTING RECOGNITION ARE MET; EXTENDS THE APPLICATION OF DETERIORATION OF THE INSTRUMENTS AVAILABLE FOR THEIR SALE AND PROVIDES HIGHER PRECISION RULES TO ITS RECOGNITION. THE COMPANY'S MANAGEMENT DEEMS THAT NO IMPORTANT EFFECT SHALL ARISE FROM THE ADOPTION OF THIS ACCOUNTING PRINCIPLE IN ITS FINANCIAL SITUATION.

IN MAY 2004, THE IMCP (MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS) ISSUED THE BULLETIN B-7 "BUSINESS ACQUISITIONS" ("B-7") OF COMPULSORY APPLICATION FOR THE FINANCIAL STATEMENTS OF PERIODS STARTING AS OF JANUARY 1ST, 2005, EVEN THOUGH ITS EARLY APPLICATION IN ADVISED. B-7 PROVIDES THE UPDATED RULES FOR THE ACCOUNTING TREATMENT FOR BUSINESS ACQUISITIONS AND INVESTMENTS IN ASSOCIATED ENTITIES AND ESTABLISHES, AMONG OTHER ASPECTS: THE ADOPTION OF THE PURCHASING METHOD AS THE EXCLUSIVE ASSESSMENT RULE FOR THESE OPERATIONS; IT ELIMINATES COMMERCIAL CREDIT PAY-OFF, WHICH MUST BE SUBJECT TO DETERIORATION; RULES ARE PROVIDED FOR THE ACCOUNTING TREATMENT OF ASSETS TRANSFERS OR EXCHANGE OF STOCKS BETWEEN ENTITIES UNDER SHARED CONTROL., AS WELL AS OF ACQUISITION OF MINORITY INTEREST BASED ON THE PROVISIONS ESTABLISHED IN BULLETIN – B-8 "FINANCIAL STATEMENTS CONSOLIDATED AND COMBINED AND VALUATION OF PERMANENT INVESTMENT IN STOCKS". THE COMPANY'S MANAGEMENT DEEMS THAT THE ADOPTION OF THIS NEW ACCOUNTING PRINCIPLE AS FROM JANUARY 1ST, 2005 SHALL NOT PRODUCE ANY MATERIAL EFFECT IN ITS FINANCIAL SITUATION AND RESULTS.

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHAMGE CODE: **IEM**
**IEM, S.A. DE C.V.**

QUARTER: **2**

YEAR: **2005**

**CONSOLIDATED FINANCIAL STATEMENT**

**ANNEX 3**

Final Printing

| COMPANY NAME ( 1 ) | MAIN ACTIVITIES | NUMBER OF SHARES | WNERSHI ( 2 ) | TOTAL AMOUNT ( THOUSANDS OF PESOS ) | |
|---|---|---|---|---|---|
| | | | | ACQUISITION COST | PRESENT VALUE ( 3 ) |
| SUBSIDIARIES<br>1. INDUSTRIAS IEM, S.A. DE C.V. | MANUFACTURING | 134,499,908 | 99.91 | 134,385 | 240,117 |
| **TOTAL INVESTMENT IN SUBSIDIARIES** | | | | 134,385 | 240,117 |
| ASSOCIATES | | 0 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN ASSOCIATES** | | | | 0 | 0 |
| **OTHER PERMANENT INVESTMENTS** | | | | | 0 |
| **TOTAL** | | | | | 240,117 |

# MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**

**IEM, S.A. DE C.V.**

**CREDITS BREAK DOWN**
**( Thousands of Pesos )**
**ANNEX 5**

Final printing

| CREDIT TYPE / INSTITUTION | AMORTIZATION DATE | RATE OF INTEREST | DENOMINATED IN PESOS | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES ( THOUSANDS OF PESOS ) | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH FOREIGN ENTITIES ( THOUSANDS OF PESOS ) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | UNTIL 1 YEAR | MORE THAN 1 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEARS | UNTIL 3 YEARS | UNTL 4 YEARS | UNTIL 5 YEARS | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEARS | UNTIL 3 YEARS | UNTL 4 YEARS | UNTIL 5 YEARS |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| OTHERS | | | 22,644 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL SUPPLIERS | | | **22,644** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHERS | | | 197,887 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 30,348 | 0 | 0 | 0 | 0 |
| TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | **197,887** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **30,348** | **0** | **0** | **0** | **0** |
| TOTAL | | | **220,531** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **30,348** | **0** | **0** | **0** | **0** |

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**( Thousands of Pesos )**
**ANNEX 6**

**CONSOLIDATED**
**FINAL PRINTING**

| TRADE BALANCE | DOLLARS ( 1 ) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **3.FOREING MONETARY POSITION** | | | | | |
| **TOTAL ASSETS** | **477** | **5,175** | 0 | 0 | **5,175** |
| **LIABILITIES POSITION** | **8,178** | **88,673** | | | **88,673** |
| SHORT TERM LIABILITES POSITION | 8,178 | 88,673 | 0 | 0 | 88,673 |
| LONG TERM LIABILITIES POSITION | 0 | 0 | 0 | 0 | 0 |
| **NET BALANCE** | **(7,701)** | **(83,498)** | **0** | **0** | **(83,498)** |
| | | | | | |

NOTES

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

## INTEGRATION AND INCOMEX
## CALCULATION BY MONETARY POSITION ( 1 )
**( Thousands of Pesos )**

**ANNEX 7**

**CONSOLIDATED**
**FINAL PRINTING**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | ( ASSET ) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY ( PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 256,043 | 293,582 | (37,539) | 0.00 | 0 |
| FEBRUARY | 270,085 | 292,928 | (22,843) | 0.33 | 75 |
| MARCH | 193,660 | 225,866 | (32,206) | 0.47 | 145 |
| APRIL | 196,692 | 277,400 | (80,708) | 0.36 | 291 |
| MAY | 178,469 | 286,219 | (107,750) | (0.25) | (269) |
| JUNE | 228,152 | 310,202 | (82,050) | 0.15 | 123 |
| ACTUALIZATION | 0 | 0 | 0 | 0.00 | (34) |
| CAPITALIZATION | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN COMPANIES | 0 | 0 | 0 | 0.00 | 0 |
| OTHERS | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | 331 |

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**

**IEM, S.A. DE C.V.**

**BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET ( 1 )**
**ANNEX 8**

**FINAL PRINTING**

| FINANCIAL LIMITED BASED IN ISSUED DEED AND / OR TITLE |
|---|
| NOT APPLICABLE |

| ACTUAL SITUATION OF FINANCIAL LIMITED |
|---|
| NOT APPLICABLE |

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

**PLANTS, COMMERCIAL CENTERS OR DISTRIBUTION CENTERS**
**ANNEX 9**

**FINAL PRINTING**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | % UTILIZATION |
|---|---|---|---|
| INDUSTRIAS IEM, S.A. DE C.V. | MANUFACTURING OF TRANSFORMERS | 100 | 49 |

**NOTES**

# MEXICAN STOCK EXCHANGE
## SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

**MAIN RAW MATERIALS**
**ANNEX 10**

**FINAL PRINTING**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOMESTIC SUBSTITUTES | COST PRODUCTION % |
|---|---|---|---|---|---|
| COOPER | NACIONAL DE CONDUCTORES ELECTRICOS, S.A. DE C.V. | | | | 7.80 |
| STEEL | SERVILAMINAS SUMMIT | | | | 11.70 |
| OIL | SHELL MEXICO, S.A. DE C.V. | | | | 1.08 |
| INSULATION | EHV WEIDMAN | | | | 0.79 |
| OTHERS | VARIOS | | | | 14.80 |
| | | ACERO ELECT Y COMP | CONDUMEX, INC | NO | 24.92 |

# MEXICAN STOCK EXCHANGE
## SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**

**IEM, S.A. DE C.V.**

**SALES DISTRIBUTION BY PRODUCTS**
**LOCAL SALES**
**ANNEX 11**

**CONSOLIDATED**
**FINAL PRINTING**

| MAIN PRODUCTS | TOTAL PRODUCTION | | SALES | | MARKET SCHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKERS | COSTUMERS |
| ALTERNATED ENERGY | 10,096 | 142,190 | 21,082 | 198,788 | | IEM | CFE, CLYF, NACEL, SELMEC, SINERGIA SIEMENS |
| TOTAL | | 142,190 | | 198,788 | | | |

**NOTES**

# MEXICAN STOCK EXCHANGE
# SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

## SALES DISTRIBUTION BY PRODUCTS
## ANNEX 11

### FOREING SALES

**FINAL PRINTING**

| MAIN PRODUCTS | TOTAL PRODUCTION | | SALES | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKERS | COSTUMERS |
| ALTERNATED ENERGY | | | | 14 | | IEM | |
| TRANSFORMERS | | | | 7,456 | | | CONDUMEX, INC |
| TOTAL | | | | 7,470 | | | |

NOTES

# MEXICAN STOCK EXCHANGE
## SIFIC/ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2005**
**IEM, S.A. DE C.V.**

**INTEGRATION OF HTE PAID SOCIAL CAPITAL STOCK**
**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK ( Thousands of Pesos ) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| A | | 0 | 2,550,000 | 13,982,014 | 16,532,014 | | 1,274 | 6,726 |
| B | | 0 | 2,450,000 | 13,433,699 | | 15,883,699 | 1,226 | 6,462 |
| TOTAL | | | 5,000,000 | 27,415,713 | 16,532,014 | 15,883,699 | 2,500 | 13,188 |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID - IN - CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:**

**32,415,713**

**SHARES PROPORTION BY:**

**CPO'S:**
**T.VINC:**
**ASR'S:**
**GDR'S:**
**ADS'S:**
**GDS'S:**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | AT QUARTER |
|---|---|---|---|

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.
# (MEXICAN STOCK EXCHANGE)
# SIFIC / ICS

STOCK EXCHANGE CODE: IEM DATE: 28/07/2005 17:01

## GENERAL DATA OF ISSUER

| | |
|---|---|
| FIRM NAME | IEM, S.A. DE C.V. |
| ADDRESS: | VÍA GUSTAVO BAZ Nº 340 |
| | COLONIA BARRIENTOS |
| ZIP CODE: | 54010 |
| | TLANEPANTLA, ESTADO DE MÉXICO |
| TELEPHONE: | 57 29 97 00 |
| FAX: | 53 10 00 25 |
| E-MAIL: | |
| WEB SITE: | |

## FISCAL DATA OF ISSUER

| | |
|---|---|
| COMPANY "RFC" | IEM8312144U6 |
| ADDRESS: | VÍA GUSTAVO BAZ Nº 340 |
| | COLONIA BARRIENTOS |
| ZIP CODE: | 54010 |
| | TLANEPANTLA, ESTADO DE MÉXICO |

## PERSON IN CHARGE OF PAYMENT

| | |
|---|---|
| NAME: | MR. ENRIQUE BERUMEN MARTINEZ |
| ADDRESS: | VÍA GUSTAVO BAZ Nº 340 |
| | COLONIA BARRIENTOS |
| ZIP CODE: | 54010 |
| CITY AND STATE: | TLANEPANTLA, ESTADO DE MÉXICO |
| TELEPHONE: | 57 29 97 00 |
| FAX: | 53 10 00 25 |
| E-MAIL: | eberumen@condumex.com.mx |

## DATA OF OFFICERS

| | |
|---|---|
| MSM POSITION: | CHAIRMAN OF THE BOARD |
| POSITION: | |
| NAME: | MR. JUAN DE DIOS CONCHA MALO |
| ADDRESS: | VÍA GUSTAVO BAZ No 340 |
| | COLONIA BARRIENTOS |
| ZIP CODE: | 54010 |
| | TLALNEPANTLA, ESTADO DE MÉXICO |
| TELEPHONE: | 57 29 97 00 |
| FAX: | 53 10 00 25 |
| E-MAIL: | jconcha@condumex.com.mx |

| | |
|---|---|
| MSM POSITION: | GENERAL DIRECTOR |
| POSITION: | CHAIRMAN OF THE BOARD |
| NAME: | MR. JUAN DE DIOS CONCHA MALO |
| ADDRESS: | VÍA GUSTAVO BAZ No 340 |
| | COLONIA BARRIENTOS |
| ZIP CODE: | 54010 |
| | TLALNEPANTLA, ESTADO DE MÉXICO |
| TELEPHONE: | 57 29 97 00 |
| FAX: | 53 10 58 54 |
| E-MAIL: | jconcha@condumex.com.mx |

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.
# (MEXICAN STOCK EXCHANGE)
# SIFIC / ICS

STOCK EXCHANGE CODE: IEM

DATE: 28/07/2005 17:14

---

| | |
|---|---|
| MSM POSITION: | PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION |
| POSITION: | COMPTROLLER GENERAL |
| NAME: | MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA |
| ADDRESS: | VÍA GUSTAVO BAZ Nº 340 |
| | COLONIA BARRIENTOS |
| ZIP CODE: | 54010 |
| CITY AND STATE: | TLANEPANTLA, ESTADO DE MÉXICO |
| TELEPHONE: | 57 29 97 00 |
| FAX: | 53 10 00 25 |
| E-MAIL: | raguado@condumex.com.mx |

---

| | |
|---|---|
| MSM POSITION: | SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION |
| POSITION: | IEM ACCOUNTANT |
| NAME: | MRS. ALEJANDRA ROQUE VAZQUEZ |
| ADDRESS: | VÍA GUSTAVO BAZ Nº 340 |
| | COLONIA BARRIENTOS |
| ZIP CODE: | 54010 |
| CITY AND STATE: | TLANEPANTLA, ESTADO DE MÉXICO |
| TELEPHONE: | 57 29 97 00 |
| FAX: | 53 10 00 25 |
| E-MAIL: | aroquev@condumex.com.mx |

---

| | |
|---|---|
| MSM POSITION: | HEAD OF THE LEGAL DEPARTMENT |
| POSITION: | LEGAL GENERAL MANAGER |
| NAME: | MR. JOSE RAMON NEVAREZ JACQUES |
| ADDRESS: | MIGUEL DE CERVANTES SAAVEDRA Nº 255 |
| | COLONIA GRANADA |
| ZIP CODE: | 11520 |
| | MÉXICO, D.F. |
| TELEPHONE: | 52 50 50 77 |
| FAX: | 52 55 16 86 |
| E-MAIL: | jrnevarez@condumex.com.mx |

---

| | |
|---|---|
| MSM POSITION: | SECRETARY OF THE BOARD OF DIRECTORS |
| POSITION: | SECRETARY OF THE BOARD OF DIRECTORS |
| NAME: | MR. ALEJANDRO ARCHUNDIA BECERRA |
| ADDRESS: | MIGUEL DE CERVANTES SAAVEDRA Nº 255 |
| | COLONIA GRANADA |
| ZIP CODE: | 11520 |
| | MÉXICO, D.F. |
| TELEPHONE: | 52 50 50 77 |
| FAX: | 52 55 16 86 |
| E-MAIL: | aarchunida@condumex.com.mx |

---

| | |
|---|---|
| MSM POSITION: | CLEARED TO FORWARD INFORMATION VIA EMISNET |
| POSITION: | |
| NAME: | |
| ADDRESS: | |
| COLONIA: | |
| ZIP CODE: | |
| CITY AND STATE: | |

# BOLSA MEXICANA DE VALORES, S.A. DE C.V.
# (MEXICAN STOCK EXCHANGE)
# SIFIC / ICS

STOCK EXCHANGE CODE: IEM                                    DATE: 28/07/2005 17:14

---

TELEPHONE:
FAX:
E-MAIL:

---

| | |
|---|---|
| MSM POSITION: | CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET |
| POSITION: | COMPTROLLER GENERAL |
| NAME: | MR. ENRIQUE BERUMEN MARTINEZ. CPA |
| ADDRESS: | VÍA GUSTAVO BAZ Nº 340 |
| COLONIA: | BARRIENTOS |
| ZIP CODE: | 54010 |
| CITY AND STATE: | TLANEPANTLA, ESTADO DE MÉXICO |
| TELEPHONE: | 57 29 97 00 |
| FAX: | 53 10 00 25 |
| E-MAIL: | eberumen@condumex.com.mx |

## MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** **QUARTER: 2** YEAR: **2005**
**IEM, S.A. DE C.V.**

**CONSOLIDATED**
**Final Printing**

### DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

THE UNDERSIGNED OF THIS DOCUMENT HEREBY DULLY SWEAR AND STATE THAT TO THE EXTENT OF OUR RESPECTIVE CAPACITIES AND POSITIONS, WE PREPARED THE INFORMATION CONCERNING THE ISSUER COMPANY THAT THE YEARLY REPORT HEREIN PRESENTS. SUCH INFORMATION, TO THE BEST OF OUR KNOWLEDGE, REASONABLY DESCRIBES THE ISSUER'S SITUATION. WE ALSO STATE THAT TO OUR KNOWLEDGE, NO RELEVANT INFORMATION HAS BEEN OMITTED OR MADE FALSE IN THIS ANNUAL REPORT, OR THAT THE REPORT CONTAINS INFORMATION THAT COULD LEAD INVESTORS TO ACT WRONGFULLY.

**ING JUAN DE DIOS CONCHA MALO**
General Director

**CP ENRIQUE BERUMEN MARTINEZ**
Accounting and System Manager

**TLALNEPANTLA, MEX, JULY 28TH, 2005**